SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 245 Park Avenue New York, New York 10167 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
5,295,213
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
5,295,213
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
5,295,213
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.01%
14.	TYPE OF REPORTING PERSON 00

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
5,295,213
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
5,295,213
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
5,295,213
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.01%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
3,522,927
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
3,522,927
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,522,927
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.31%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. Andrew Cueva
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
3,522,927
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
3,522,927
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,522,927
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.31%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Paloma International L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
S. Donald Sussman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14.	TYPE OF REPORTING PERSON IN

This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Agilysys, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of August 6, 2010 and amends and supplements the Schedule 13D filed on July 1, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), S. Donald Sussman, a United States citizen (“Mr. Sussman”) and R. Andrew Cueva (“Mr. Cueva” and, collectively with MAK Capital, MAK Fund, Mr. Kaufman, Paloma and Mr. Sussman, the "Reporting Persons").

The Reporting Persons collectively beneficially own 5,295,213 shares of Common Stock representing 23.01% of the outstanding shares of Common Stock.  MAK Fund individually owns 3,522,927 shares of Common Stock representing 15.31% of the outstanding shares of Common Stock.  Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.  This amendment is being filed, among other things, to report the acquisition of additional shares of Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)  R. Andrew Cueva is a Reporting Person in this Schedule 13D amendment.

(b)  Mr. Cueva’s principal business address is MAK Capital Fund L.P., 590 Madison Avenue, 9th Floor, New York, NY  10022.

(c)  Mr. Cueva is a Managing Director of MAK Fund and serves on the Issuer’s Board of Directors since 2008.

(d)-(e)  During the last five years, Mr. Cueva has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Cueva is a United States citizen.

The information required by Item 2 for all other Reporting Persons is included in the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2008.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since the filing of the last Schedule 13D amendment on July 8, 2010, MAK Fund acquired an aggregate of 378,696 shares of Common Stock for an aggregate purchase price of $2,638,254.51, which was funded from its working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is supplemented by the following:

As previously reported in a Schedule 13D amendment filed with the Securities and Exchange Commission on July 8, 2010, MAK Fund entered into an agreement, designed to satisfy the requirements of Rule 10b5-1 of the Act, to purchase additional shares of Common Stock.  The purchase agreement dated June 16, 2010 (the “Rule 10b5-1 Purchase Agreement”) between MAK Fund and Goldman Sachs & Co. (the “Broker”) was attached as Exhibit D to the Schedule 13D amendment filed on July 8, 2010.  The Rule 10b5-1 Purchase Agreement authorized the Broker to purchase on behalf of MAK Fund, in the open market or through privately negotiated transactions, during the period June 17, 2010 through February 17, 2011 (the “Purchase Period”), up to 900,000 shares of Common Stock based on market conditions.  The Rule 10b5-1 Purchase Agreement would terminate upon the earliest of the date on which (i) an aggregate of 900,000 shares of Common Stock has been acquired pursuant to the Rule 10b5-1 Purchase Agreement, (ii) the Purchase Period ended, (iii) a public announcement was made with respect to certain events involving the Issuer, or (iv) the Broker’s receipt of written notice of termination from MAK Fund.  On August 5, 2010, MAK Fund delivered to the Broker a written notice of the immediate termination of the Rule 10b5-1 Purchase Agreement.  MAK Fund purchased in the aggregate 533,688 shares of Common Stock pursuant to the Rule 10b5-1 Purchase Agreement.

MAK Capital additionally wishes to reiterate and reconfirm its previous statements that it does not seek to control the Issuer.  A single MAK Capital employee, R. Andrew Cueva, serves on the Issuer’s Board of Directors (the “Board”), after having been invited to join by the Board in 2008.  MAK Capital has no desire at this time to have more than one representative on the Issuer’s Board.  For avoidance of doubt, MAK Capital will not seek control of more than one-third of the Board in the future.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           The Reporting Persons beneficially own:

The Reporting Persons collectively beneficially own 5,295,213 shares of Common Stock representing 23.01% percent of the outstanding shares of Common Stock.  The ownership calculation has been based on the 23,011,111 shares of Common Stock outstanding as of June 18, 2010 as reported in the Proxy Statement for the Annual Meeting of Shareholders of the Issuer, which was filed by the Issuer with the Securities and Exchange Commission on June 25, 2010.

MAK Fund individually owns 3,522,927 shares of Common Stock representing 15.31% of the  outstanding shares of Common Stock.

Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b)           MAK Capital, MAK Fund, Mr. Kaufman and Mr. Cueva have shared power to vote or direct the vote of the 3,522,927 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 1,772,286 shares of Common Stock owned by Paloma.

MAK Capital, MAK Fund, Mr. Kaufman and Mr. Cueva have shared power to dispose or direct the disposition of the 3,522,927 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 1,772,286 shares of Common Stock owned by Paloma.

(c)           Since the filing of the last Schedule 13D amendment on July 8, 2010, MAK Fund acquired an aggregate of 378,696 shares of Common Stock for an aggregate purchase price of $2,638,254.51, which was funded from its working capital.  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons since the last Schedule 13D amendment is attached hereto as Exhibit B.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 4 hereto, MAK Fund has terminated its Rule 10b5-1 Purchase Agreement.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A –Joint Filing Agreement

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons since the filing of the last Schedule 13D amendment on July 8, 2010.

Exhibit C – Power of Attorney executed May 9, 2006 by S. Donald Sussman (incorporated by reference to Exhibit C to the Reporting Persons’ Schedule 13D/A filed on February 1, 2010).

Exhibit D – Rule10b5-1 Purchase Agreement (incorporated by reference to Exhibit D to the Reporting Persons’ Schedule 13D/A filed on June 29, 2010).

Exhibit E - Voting Trust Agreement (incorporated by reference to Exhibit E to the Reporting Persons’ Schedule 13D/A filed on January 5, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: August 10, 2010

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

By:	/s/ Michael A. Kaufman
Michael A. Kaufman

PALOMA INTERNATIONAL L.P.
By:	Paloma Partners Company L.L.C., general partner

By:	/s/ Michael J. Berner
Michael J. Berner,
Vice President

S. DONALD SUSSMAN

By:	/s/ Michael J. Berner
Michael J. Berner,
Attorney-in-Fact

/s/R. Andrew Cueva
R. ANDREW CUEVA

EXHIBIT A
JOINT FILER AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Agilysys, Inc. dated as of July 1, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of July 1, 2008
MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Director

MAK CAPITAL FUND LP

By:	MAK GP LLC, as General Partner

	By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

PALOMA INTERNATIONAL L.P.

By:	Paloma Partners Company L.L.C., General Partner

	By:	/s/ Michael J. Berner
Michael J. Berner,
Vice President

S. DONALD SUSSMAN

By:	/s/ Michael J. Berner
Michael A. Kaufman,
Michael J. Berner, Attorney-in-Fact

/s/ R. Andrew Cueva
R. ANDREW CUEVA

EXHIBIT B
TRANSACTIONS OCCURRING ON AND AFTER JULY 8, 2010

The following transactions were effected by MAK Capital Fund LP subsequent to the transactions reported in the Schedule 13D amendment filed with the Securities and Exchange Commission on July 8, 2010:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
07/08/10	Common	28,400A	$7.2087[1]
07/12/10	Common	5,571A	$7.2280[2]
07/16/10	Common	38,948A	$7.2114[3]
07/19/10	Common	25,462A	$7.1386[4]
07/20/10	Common	18,094A	$7.0942[5]
07/21/10	Common	28,139A	$7.1381[6]
07/22/10	Common	5,504A	$7.2075[7]
07/23/10	Common	5A	$7.24
08/04/10	Common	2,000A	$7.2385[8]
08/05/10	Common	24,477A	$7.106[9]
08/06/10	Common	202,096	$6.7952[10]

The above transactions were effected on the open market.

A  The purchases were made pursuant to the Rule 10b5-1 Purchase Agreement.  These shares were purchased in multiple transactions on the open market.  The Reporting Person undertakes to provide Agilysys, Inc., any security holder of Agilysys, Inc. or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate purchase price within the range set forth herein.

1  Weighted Average Price, prices ranged from $7.11 to 7.24 per share.

2  Weighted Average Price, prices range from $7.18 to $7.24 per share.

3  Weighted Average Price, prices range from $7.13 to $7.24 per share.

4  Weighted Average Price, prices range from $6.90 to $7.24 per share.

5  Weighted Average Price, prices range from $7.01 to $7.24 per share.

6  Weighted Average Price, prices range from $7.07 to $7.24 per share.

7  Weighted Average Price, prices range from $7.14 to $7.24 per share.

8  Weighted Average Price, prices range from $7.23 to $7.24 per share.

9  Weighted Average Price, prices range from $6.90 to $7.24 per share.

10  Weighted Average Price, prices range from $6.67 to $6.80 per share.